mwe.com

August 13, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Deanna Virginio
Tim Buchmiller Jenn Do Lynn Dicker

Re:	AirSculpt Technologies, Inc. Draft Registration Statement on Form S-1 Submitted July 6, 2021 CIK No. 0001870940

Dear Ms. Virginio:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 2, 2021 (the “Comment Letter”), relating to the above referenced draft Registration Statement on Form S-1 (CIK No. 0001870940) confidentially submitted by the Company on July 6, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1 submitted July 6, 2021

Market and Other Industry Data, page i

1.

Your statements that the accuracy and completeness of third party information is not guaranteed and that you have not independently verified any data from third-party sources may imply an inappropriate disclaimer of responsibility with respect to the third party information you have elected to include in your registration statement. Please either delete these statements or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page i of the revised Registration Statement.

Letter from the Founder and CEO, page iii

2.

Please provide the basis for your statement that your AirSculpt method “allows [y]our surgeons to achieve superior results without the fatigue and strain that other technologies cause” and your belief that your treatment results “are firsts in the industry.” Please also balance your disclosure here, that your method “plucks” ... “one fat cell at a time,” and your disclosure in your prospectus summary section, that AirSculpt® removes individual fat cells with a gentle plucking motion, by disclosing, if true, that your procedure involves the insertion of cannulae into a treatment area similar to traditional liposuction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages iii, 3 and 73 of the revised Registration Statement.

Our Company, page 1

3.

Although we note your disclosure that you use a proprietary and patented AirSculpt® method, your moat is not clear. For example, we note you disclose that you “outsource” the manufacturing of key elements of the tools you use for the AirSculpt® procedures to a single third-party manufacturer, Euromi, but it is not clear if you, Euromi or a third-party developed those elements, who owns the proprietary rights to those elements, or who pursued and received FDA approval for those elements. It also unclear if your competitors could use elements similar to Euromi’s elements that could be used for laser liposuction procedures. We note in this regard that Alma Lasers appears to provide elements that may be similar. Please revise your disclosure as appropriate to clarify your moat, competitive position and what is proprietary to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 80 of the revised Registration Statement.

Prospectus Summary, page 1

4.

Please revise your Summary to eliminate repetitive disclosure and focus on presenting a balanced discussion of the material aspects of your offering. Please note that the Summary should not include a detailed description of your competitive strengths and growth strategies. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation. Additionally the discussion of your competitive strengths and strategies should be accompanied by an equally prominent discussion of risks and obstacles to the strategy. The balancing discussion should be equally prominent in terms presentation and level of detail.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Prospectus Summary section of the revised Registration Statement.

5.

Please revise your Summary to clearly describe the Company's corporate structure, including that the Company is a holding Company that provides practice management services to professional associations through management services agreements. Please clearly explain the relationship between the Company, its wholly owned subsidiaries and the professional associations it contracts with.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 55 of the revised Registration Statement.

6.

We note your disclosure on page F-7 that the Company was formed as a limited liability company under the laws of the state of Delaware pursuant to an agreement effective October 2, 2018 to facilitate the acquisition of EBS Enterprises, LLC f/k/a Rollins Enterprises, LLC. In the appropriate location in the prospectus, please describe the material terms of the acquisition that resulted in the formation of the Company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the revised Registration Statement.

7.

Please revise to provide the basis for your statements that your treatment results are “best-in- class” and your belief that existing fat reduction and body contouring procedures are not as effective as AirSculpt.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages  3, 56, 73 and 76 of the revised Registration Statement.

Our Market Opportunity, page 2

8.

You disclose that the global body fat reduction industry was estimated to be $9.8 billion in 2020 and the North American body fat reduction industry was estimated to be $2.6 billion in 2020. You also disclose on page 66 that your revenue is derived from the delivery of specialty, minimally invasive liposuction services. Please tell us what the global body fat reduction industry encompasses and why it would not be more appropriate to disclose the addressable market for laser or traditional liposuction, or a more targeted market that you address.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 72 of the revised Registration Statement to explain that the global body fat reduction market includes both surgical procedures, such as liposuction and abdominoplasty procedures, as well as non-surgical procedures such as cryolipolysis, ultrasound, laser lipolysis and other non-surgical body fat reduction procedures.

Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole, page 47

9.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has included a new risk factor on pages 42 and 43 of the revised Registration Statement, which reflects the Staff’s comment.

Use of Proceeds, page 48

10.

We note your disclosure that you intend to use a portion of the net proceeds from this offering to fund your de novo growth strategy and that you intend to use the balance of the net proceeds for general corporate purposes and working capital. Please revise to provide more specific disclosure of the planned expenditures to fund your growth strategy, as well as the approximate amounts intended to be used for each such purpose. For example, we note your disclosure on page 63 that you plan to spend approximately $5.0-6.0 million in expenditures related to adding procedure rooms to existing locations and opening de novo centers during fiscal year 2021. Additionally, to the extent proceeds will be used to service debt, please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company undertakes that it will include a more detailed description of its use of proceeds from this offering in a future amendment to the Registration Statement. The Company advises the Staff that the Company does not intend to use any of the proceeds from this offering to pay off debt.

Overview, page 54

11.	Please revise to provide the basis for your statements that you have continued to solidify your position as “the market leader” in fat removal and fat transfer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the revised Registration Statement.

The Reorganization, page 54

12.	Please revise to add a diagram showing the Company's corporate structure before and after the reorganization.

Response: In response to the Staff’s comment, the Company has added the structure diagrams on pages 55 and 56 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operational and Business Metrics, page 57

13.	Please address the following:

	●	We note from page 12 that “Same-center revenue growth” of 9.8% (2020) and N/A (2019) appears to be the same measure as “Case Growth” from page 58. Please revise or advise.
	●	At the top of page 58 for the table of Same-Center Information, you state “we define same-center growth as the growth at facilities that we owned and operated since January 1, 2019”, but do not present or quantify “same-center growth.” Please revise or advise.
	●	Please revise to explain what the “Number of same store facilities” and “Number of same store procedure rooms” represents (page 58) and how it differs from “Number of total facilities” and “Number of total procedure rooms” (page 58). We note that you opened four centers in 2020 (page 55) and three in 2019 (page 62).
	●	We note from pages 13 and 59 that Adjusted EBITDA is reconciled to Income from operations. Please revise to reconcile to Net income (loss). Refer to Question 103.02 of the SEC Staff’s Compliance and Disclosure Interpretations on Non- GAAP Financial Measures

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 12, 59 and 60 of the revised Registration Statement.

Adjusted EBITDA and Adjusted EBITDA Margin, page 58

14.

Please explain to us in detail why you believe the adjustment for pre-opening de novo costs used in calculating Adjusted EBITDA is appropriate in light of your growth strategy. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please expand the description of the tabular disclosure on pages 13 and 59 to include “Non-GAAP financial measures.”

Response: The Company advises the Staff that it believes the adjustments for pre-opening de novo costs in calculating Adjusted EBITDA are appropriate. The Company has considered the guidance in Question 100.01 of the Staff’s Non-GAAP Compliance and Disclosure Interpretation and Rule 100(b) of Regulation G and believes that its Adjusted EBITDA metric, considered with the information accompanying its non-GAAP measures and other accompanying discussion of its non-GAAP measures, does not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of its measures, in light of the circumstances in which it is presented, not misleading. The Company believes the exclusion of pre-opening de novo costs from Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the draft Registration Statement because it enhances comparability of the Company’s core operating performance, as driven by customer demand, from period to period. Further, the adjustment for pre-opening de novo costs allows the Company, potential investors and other readers of the Registration Statement to understand the underlying trends and the underlying earnings related to the Company’s services and related revenues because, apart from their additional opening costs, the performance of de novo center operations is consistent with the performance of the Company’s other centers.

Pre-opening de novo costs include start-up fees and expenses incurred prior to opening de novo centers which are essential to support the development and operations of our de novo centers. These costs are higher than comparable expenses incurred once the relevant center is open and generating revenue and the costs are only incurred on a one-time basis for each de novo center, at the time of its opening. The Company believes pre-opening de novo costs are specific in nature and amount to opening a new de novo center and, as such, are not indicative of ongoing core operations from period to period. Additionally, the Company notes that the decision to open de novo centers as part of its growth strategy is opportunistic and discretionary, its future growth strategy may differ from its past growth strategy and the costs to open de novo centers fluctuate in amount and timing between periods and on a year-over-year basis. De novo center openings are influenced by both industry factors and specific local market factors. For example, for any given market, the Company considers the strategic benefit among various growth strategies. If the Company determines in the future that pursuing other growth and capital allocation alternatives is in the Company’s best interest, the Company may rely to a greater extent on growth strategies other than de novo center openings, and in any event cannot guarantee which growth strategies will be applicable for future periods. As such, the amount of pre-opening de novo costs in any given period, if any, (i) is driven by the number, timing, and location of newly opened de novo centers, (ii) has no relationship to the operations of existing centers, and (iii) is conditioned on market factors outside of the Company’s control.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 59 of the revised Registration Statement to expand the description to include “Non-GAAP financial measures.”

Components of Results of Operations, page 60

15.	You disclose cost of services also includes credit card fees. Please explain your basis in GAAP for including such costs within cost of services.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 61, 62, 63, F-4 and F-8 of the revised Registration Statement to move credit card fees to Selling, General and Administrative.

Critical Accounting Policies and Estimates

Revenue Recognition, page 65

16.

You disclose on page 66 that “customer contracts generally do not include more than one performance obligation”, which is the “delivery of specialty, minimally invasive liposuction services.” Noting from pages 3 and 72 that 24% of procedures performed in 2020 and in the first quarter of 2021 included a fat transfer, please address how you have appropriately determined that a procedure including fat removal and one or more fat transfers represents only one performance obligation. Refer to ASC 606-10-25-14 through 25-15 and 606-10-25-19.

Response: To meet the definition of a performance obligation a service must be distinct. The standard provides a two-step process in determining if a service is distinct. Under ASC 606-10-25-19:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

As it relates to fat transfers, fat transfers must be performed in concert with a fat removal procedure, because our fat transfer procedures only use the patient’s own fat cells and, as such, the cells must be removed from somewhere else in the patient’s body prior to being transferred to another part of the body. The fat transfer is capable of being distinct as the customer can benefit from the service in connection with other resources readily available to the customer (and thus would meet the first criteria). However, the fat transfer service by itself is not distinct within the context of the contract.

ASC 606-10-25-21 states: “In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a. The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b. One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c. The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

Each contract with a customer represents a promise to deliver a desired cosmetic outcome (body shape) via delivery of one or more agreed upon services within a contract. The Company is using the fat removal and subsequent fat transfer as inputs into a desired cosmetic outcome (output or contracted promise to the customer). A fat transfer must be combined with a fat removal procedure (i.e. the two are highly interdependent). In the event a procedure includes a fat transfer and fat removal, the services are all performed same day in a single case to produce the desired outcome. The performance obligation is not met until all services in the contract have been rendered to produce the desired outcome.

It is for these reasons that the Company believes a contract containing fat removal and fat transfer services represents one performance obligation.

Unit-Based Compensation, page 67

17.

Please revise to disclose whether you have granted any awards of Profit Interest Units during 2021 and the amount of compensation expense you expect to recognize in 2021. Clarify whether the weighted average fair value of $278.99 of awards granted in 2019 (page F-16) is the fair value of the actual award or the underlying member units.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the revised Registration Statement to add “no new awards have been granted in 2021, through the filing date.”

The Company has revised its disclosure on pages 69 of the revised Registration Statement to add “At December 31, 2020, unrecognized compensation cost related to unvested time-based units was approximately $1.1 million. Unrecognized compensation cost will be expensed annually based on the number of units that vest during the year. Further the Company has unrecognized compensation cost of $1.7 million related to the performance-based units, which will be recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved.  In the event of a successful offering, we expect the unvested stock compensation would be accelerated and both the remaining unvested time and performance-based unit compensation of $2.8 million would be recognized in 2021.”

The Company has revised its disclosure on page F-16 of the revised Registration Statement to clarify that 2019 grant date fair value relates to the fair value of the underlying member units.

Our Technique, Training and Equipment, page 77

18.

We note your disclosure that in connection with the AirSculpt method, you currently use an FDA-approved handpiece manufactured by Euromi S.A. Please revise to clarify the significance of the handpiece used in connection with the five step process outlined on pages 76-77. For example, it is currently not clear how use of this handpiece results in an improvement over traditional liposuction procedures.

Response: In response to the Staff’s comment, the Company has revised its description of the five-step process on pages 77 and 78 of the revised Registration Statement to identify the step of the process a handpiece, such as the Euromi S.A. handpiece, is used.

19.

We note your disclosure that your proprietary fat removal process uses industry accepted, FDA approved tools to grab, separate, and remove fat cells. Please clarify whether the procedure itself required any FDA review or approval.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 36 and 78 of the revised Registration Statement.

Our Technique, Training and Equipment, page 77

20.	Please revise your disclosure regarding your U.S. patents to specify the type of patent protection granted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 80 of the revised Registration Statement.

Surgeon Practice Structure, page 80

21.

Please discuss the terms of the agreements and arrangements with your professional associations. If the material terms of these arrangements vary, please describe the range of such terms. To the extent that these agreements are standard in format, please file a form of the agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the revised Registration Statement.

Management, page 84

22.	Please include the required disclosure for your directors.

Response: The Company acknowledges the Staff's comment and advises that it will provide the required disclosure in a subsequent amendment to the Registration Statement.

Employment Agreements with Dr. Rollins and Mr. Zelhof, page 89

23.

Please file the Employment Agreements with Dr. Rollins and Mr. Zelholf as exhibits to your registration statement. Alternatively, please explain to us why the filing of those agreements is not required.

Response: The Company acknowledges the Staff's comment and advises that it will file Dr. Rollins’ and Mr. Zelhof’s employment agreements as an exhibit in a subsequent amendment to the Registration Statement.

Professional Services Agreement, page 92

24.	Please clarify if the terms of the agreements described in this section, including the sponsor management fee, will continue after your public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of the revised Registration Statement.

Principal Stockholders, page 94

25.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Vesey Street Capital Partners. Please also revise to include the address for Vesey Street Capital Partners. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the revised Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

26.

We note that you present a functional statement of operations. Please revise to disclose which functional categories rent expense relates to, and if it is a component of more than one category, provide a breakdown of the categories.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of the revised Registration Statement. The portion of rent expense relating to our facility operations will be presented and disclosed as a component of cost of services. Additionally, the portion of rent expense relating to our corporate office will be presented and disclosed as a component of Selling, General and Administrative.

Note 1 - Organization and Summary of Key Accounting Policies, page F-7

27.

Regarding the section entitled “Recently Issued Accounting Pronouncements” on page F-12, you state “on January 1, 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective approach.” Please revise to clearly state the correct date the standard was issued and, separately, the date you adopted it.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-12 to clarify the date the standard was issued and they date the Company adopted the new standard.

Note 2 - Goodwill and Intangibles, Net, page F-12

28.	Please revise to disclose the transactions giving rise to your goodwill and intangible assets, which account for approximately 80% of your total assets at December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of the revised Registration Statement to disclose the transaction giving rise to goodwill and intangible assets.

General

29.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Please contact me at 202 756 8161 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ Thomas P. Conaghan

cc: Dr. Aaron Rollins, Chief Executive Officer